Exhibit 99.5

Execution version

VARIATION AGREEMENT NO. 1 TO TECHNOLOGY TRANSFER AND INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS VARIATION AGREEMENT No. 1 (this “Agreement”) is dated 12 May 2024G. (“Effective Date”) and is made by and between:

(1)	GENOMICS INNOVATIONS COMPANY LIMITED, a company organized under the laws of the Kingdom of Saudi Arabia with a registered office at Building No. 3936, 6651 Al Nakheel District, 12382 Riyadh, Kingdom of Saudi Arabia (“Company”); and

(2)	CENTOGENE N.V., a public company (naamloze vennootschap) organized under the laws of the Kingdom of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany (“NV”), each a Party and together the Parties.

Background

(A)	The Parties entered into a Joint Venture Agreement on 26 June 2023 (the “JVA”) for the establishment of the Company and operation of the Business (as defined in the JVA) in the Kingdom;

(B)	The Parties entered into a Technology Transfer and Intellectual Property License Agreement on 27 November 2023 (“IP Agreement”) to address the Parties’ rights in relation to certain intellectual property rights in connection with the JVA; and

(C)	in accordance with Clause 18.3 (Waiver and Variation) of the IP Agreement, the Parties desire to amend the IP Agreement to: (i) revise the royalty fee payable by Company to NV; and (ii) delete the automatic termination of the IP Agreement upon termination of the JVA.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and NV agree as follows:

Agreed Terms

1.	TERMS DEFINED IN THE AGREEMENT

In this Agreement, and unless otherwise defined herein, capitalized terms defined in the IP Agreement and used in this Agreement have the meaning set out in the IP Agreement. The rules of interpretation set out in Clause 1 of the IP Agreement shall apply to this Agreement as if set out herein.

2.	VARIATION

2.1	Clause 5.2 of the IP Agreement is hereby deleted and restated in its entirety as follows:

During the Royalty Term, in consideration for NV’s grant of the rights and licenses to Company hereunder, Company shall make non-refundable, non-creditable royalty payments to NV in an amount equal to one percent (1%) of Company’s Net Revenue (the “Royalty Fee”).

2.2	Clause 9.2.2 of the IP Agreement is hereby deleted in its entirety.

GENERAL

2.3	This Amendment will be deemed effective as of the Effective Date. All other terms of the IP Agreement shall continue in full force and effect and each Party agrees to be bound by its terms in all respects (as amended herein).

2.4	This Agreement shall be read together and form part of the IP Agreement and to the extent of any inconsistency between the provisions of the IP Agreement and this Agreement, the provisions of this Agreement shall prevail. Clauses 9, 7 and 11 to 25 of the IP Agreement shall apply mutatis mutandis to this Agreement.

* * *

Execution version of the Variation Agreement No. 1 To Technology Transfer And Intellectual Property License Agreement between Genomics Innovation Company limited and Centogene N.V.

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Execution version

This Agreement has been executed in two (2) counterparts, of which Company and NV have kept one copy each.

For and on behalf of GENOMICS INNOVATIONS COMPANY LIMITED

Signed by:
	Name:	Jeremy Panacheril
	Title:	Chairman
	Date:	12 May 2024

Execution version of the Variation Agreement No. 1 To Technology Transfer And Intellectual Property License Agreement between Genomics Innovation Company limited and Centogene N.V.

For and on behalf of CENTOGENE N.V

Signed by:
	Name:	Kim Stratton
	Title:	Chief Executive Officer
	Date:	12 May 2024

	Name:	Miguel Coego
	Title:	Chief Financial Officer, Legal & IT
	Date:	12 May 2024

Execution version of the Variation Agreement No. 1 To Technology Transfer And Intellectual Property License Agreement between Genomics Innovation Company limited and Centogene N.V.